Canada Life™

Holder Account Number

Proxy Form - Annual and General Meeting of Shareholders to be held on June 23, 2003 (the "Meeting")

This Proxy Form is solicited by and on behalf of Management.

The Directors and management of Canada Life recommend that you vote FOR the following resolutions. The common shares represented by this proxy shall be voted as indicated by you in the boxes below.

1. Election of Directors (Mark only one box with an "X" in ink)

	For	Withhold
01. Diane E. McGarry - for a term of three years	☐	☐
02. Arthur R.A. Scace - for a term of three years	☐	☐
03. Jean F. Chagnon - for a term of two years	☐	☐
04. J. Spencer Lanthier - for a term of two years	☐	☐
05. Robert T.F. Reid - for a term of two years	☐	☐
06. William L. Acton - for a term of one year	☐	☐

2. Appointment of the Auditor (Mark only one box with an "X" in ink)

	For	Withhold
Appointment of Ernst & Young LLP as Auditor	☐	☐

Information about the Directors and the Auditor may be found in the accompanying Canada Life management proxy circular. **If this form of proxy designates management's nominee and is duly signed and returned but no voting preference is indicated above, the common shares represented by this proxy will be voted FOR the approval of each nominee Director and FOR the approval of the Auditor. With respect to amendments or variations of those resolutions, or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned's proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder's judgement.**

Appointment of Proxy

I/We being shareholder(s) of Canada Life Financial Corporation hereby appoint(s):
David A. Nield, Chairman, CEO, or failing him Arthur R. A. Scace, Lead Director and Chairman of the Corporate Governance Committee

OR

Print the name of the person you are appointing if this person is someone other than these individuals.

as my/our proxy with full power of substitution to attend, vote and otherwise act onmy/our behalf in accordance with the above direction (or if no directions have been given, as the proxyholder sees fit) with respect to the matters described above and in respect of any amendments or variations to such matters or with respect to all other matters that may come before the Meeting and at any postponement or adjournment thereof.

Please return this completed proxy form in accordance with Instruction 5 on the reverse.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

Signature of shareholder(s)

Day Month Year

CLAQ

0018LH

Canada Life Financial Corporation
c/o Computershare Trust Company of Canada
100 University Avenue
Toronto Ontario M5J 2Y1
Telephone 514-982-7955
1-888-284-9137
Facsimile 416-263-9524
1-866-249-7775 (North America)
Email canadalife@computershare.com

Instructions

1. **You may appoint a proxyholder (who need not be a shareholder of Canada Life) other than the persons designated, to attend and act on your behalf at the Meeting, by inserting the name of such other proxyholder in the space provided.**

2. You should refer to the Canada Life management proxy circular dated May 6, 2003 for further information regarding the Meeting.

3. If this proxy form is not dated in the space provided for this purpose, it will be deemed to bear the date on which it was mailed to the shareholder.

4. Please sign exactly as the name(s) shown on the proxy form. If signing for an estate, trust or corporation, title or capacity should be stated and evidence of signing authority provided.

5. You may submit your completed and signed proxy form:

   (i) **By mail.** Complete and sign this proxy form in accordance with the above instructions and return it in the enclosed return envelope to Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 so that it arrives no later than 5:00 p.m. (Toronto time) on June 19, 2003 at (or if the meeting is adjourned or postponed, 5:00 p.m. (Toronto Time) on the second business day before the day on which the adjourned Meeting resumes or postponed Meeting is held); OR

   (ii) **By fax.** Complete and sign this proxy form in accordance with the above instructions and return it by fax to Computershare Trust Company of Canada, Attention Proxy Department, at fax number 416-263-9524 or 1-866-249-7775 (North America) so that it arrives no later than 5:00 p.m. (Toronto time) on June 19, 2003 (or if the Meeting is adjourned or postponed, 5:00 p.m. (Toronto Time) on the second business day before the day on which the adjourned Meeting resumes or postponed Meeting is held); OR

   (iii) **In person.** Complete and sign this proxy form in accordance with the above instructions and deposit it in person with the Chair or the scrutineers of the Meeting before the Meeting starts; OR

   (iv) **By internet.** Follow the internet voting instructions provided below.

6. When you sign and return this proxy form, any proxy previously delivered by you is revoked.

7. If you change your mind and want to revoke your proxy after you have delivered it, you can do so by depositing a written revocation:

   (i) to the Corporation c/o Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 before 5:00 p.m. (Toronto time) on the business day before the day of the Meeting (or the business day before any adjourned Meeting resumes or postponed Meeting is held); or

   (ii) with the Chair of the Meeting before the commencement of the Meeting (or any adjourned or postponed Meeting); or

   (iii) in any other way the law permits.

If you revoke your proxy and do not replace it with another proxy that is deposited with Computershare Trust Company of Canada on or before the deadline, you can still vote at the Meeting but must do so in person.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy/CLF
- Enter your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER, and then follow the voting instructions on the screen.

HOLDER ACCOUNT NUMBER **PROXY ACCESS NUMBER**

If you vote by the internet, DO NOT mail back this proxy form. The insertion of your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER on the Internet proxy form will constitute your execution of the proxy.

Thank you for voting.

0018KI